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                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                       Washington, D.C. 20549
                 ----------------------------------


                           FORM 10-SB/A-1

            GENERAL FORM FOR REGISTRATION OF SECURITIES
                     OF SMALL BUSINESS ISSUERS
 Under Section 12(b) and (g) of the Securities Exchange Act of 1934



                        COI SOLUTIONS, INC.
           (Name of Small Business Issuer in its charter)



STATE OF NEVADA                    86-09884116
(State or other jurisdiction of    (I.R.S. Employer
incorporation or organization)     Identification No.)


                         5300 West Sahara
                             Suite 101
Las Vegas, Nevada                               89102
(Address of Principal Executive Offices)       (Zip Code)


Issuer's telephone number, including area code:   (212) 953-0865

Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                          (Title of class)




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
                               PART I

ITEM 1.   DESCRIPTION OF BUSINESS

Background

     COI SOLUTIONS, INC. (the "Company") was incorporated under the laws of the State of Nevada on August 1, 1997 as Expedia Com Global, Inc., to engage in the business of designing and building network based solutions for business customers. On August 23, 1997, Expedia Com Global, Inc. changed its name to Expediacom Global Inc. On November 16, 1998, Expediacom Global Inc. changed its name to COI Solutions, Inc. The common shares of the Company commenced trading in June 1998 on the Bulletin Board ("Bulletin Board") operated by the National Association of Securities Dealers Inc. ("NASD") under the symbol "COSL". The Company's common stock was delisted from the Bulletin Board on October 25, 1999, as a result of the Company's failure to file reports with the Securities and Exchange Commission ("Commission") as mandated by the NASD. The Company has filed this Form 10-SB in order to regain its listing on the Bulletin Board. Prior to being relisted on the Bulletin Board, this registration statement must be declared effective by the Commission and there can be no outstanding comments pending with the Commission.

         The Company is project oriented with an intent to retain a small equity position in client projects where appropriate. The majority of Company revenues is derived from consultant and project management services which design and integrate network and Internet technologies into the client's business operations. Since the Company's services tend to be people expertise intensive, its major assets are its staff. Furthermore, since the Company is in its start-up phase, it is focusing on a small number of medium to large consulting projects rather than a large number of small projects.

     The Company currently is performing services for the following:

     1.   Internet Based International Health Insurance Service
          (TeleMedica Group)
     2. Internet / Intranet Medical Referrals & Collaboration Service (TeleMedica Group)
     3.   International E-Business Pharmaceutical Distribution &
          Dispensing Service (TeleMedica Group)

All of the foregoing have produced revenues for the Company. While a portion of the World Telehealth contract is currently in dispute, the Company has received significant revenue from this contract.

     The Company is engaged in the business of designing and building network based solutions for business customers. The Company accomplishes the foregoing by creating custom integrated electronic network based solutions, combining strategic business, marketing and investment planning with high technologies, including the Internet and private Intranets. The Company also provides services to facilitate stakeholders of the customer organization into a team or community to pursue the optimum solution design. The Company is involved with the following industries; health care, trade and commerce, travel and tourism, and telecommunications. The Company builds electronic business solutions for global organizations based on a "community of interest" model.

          The Company currently has assembled the following resources to pursue its business plan:

     The Company provides consultations services to businesses that wish to establish a more effective telecommunications environment in which to conduct their business. This requires the company to understand their business needs and translate this into the appropriate telecommunications technology, systems and operating procedures. A typical contract has the following steps:

     -    Assess customer's business environment
     -    Understand their telecommunications needs
     - Design a business plan for the new telecommunications environment
     - Manage the contracting of the build of the telecommunications environment
     -    Approve the final operation
     -    Document operating procedures
     - Assist the customer in marketing the use of this new telecom environment.

     The Company currently has six full time resources and up to twelve part time contract resources, depending on the current contract load.

     The Company outsources specific functions to its alliance partners, who have expertise as follows:

     -    Karo Inc - Website and marketing collateral
     - OE/One Inc. - Technology development of network management applications
     - Media Renaissance - Web based profile and data base management applications
     - BNT Inc. - International business development, opportunity prospecting and sales

     As our projects begin to mature, the Company will need to add more resources in the following areas: Project Management, Software
Applications Development, and Marketing Research. In all cases the Company will endeavor to bring these resources on board first by establishing alliance outsource agreements with other companies, second through part time contracts and third via full time personal.
The "community of interest" model.

     The community of interest provides electronic tools and creative business networking solutions that allow organizations to operate in a fully integrated manner with clients and suppliers in both real and non-real time, regardless where they are located in the world.

     Currently, the Company's is concentrating its efforts in the following applications:

Global Health Care - Telehealth Applications

     This is the Company's primary focus of concentration. The Company designs and builds electronic healthcare solutions for companies (Business to Business) engaged in the e-commerce supply of products,(eg: medical equipment and medical durable supplies) telemedicine and information services for global health care.
     The Company has decided to focus on the internet healthcare sector because of the current explosive growth. Healthcare represents over 40% of current internet information inquiries. This growth is anticipated to continue for the foreseeable future. The company has significant background with the internet, networking solutions, and international telehealth/telemedicine applications from previous projects. This experience, along with our current medical advisors and our international business and government contacts in over 100 countries, makes the company well positioned to provide internet healthcare services to wealthy individuals in the underserved international markets, particularly in South America, Asia and Africa. Competition in these areas is not significant and tends to be localized which adds to the attractiveness of these markets for the Company.

Web Site Design & Build

     The Company in conjunction with Community-Builder.com, has developed a five-phase program for the development and build of Web sites for companies that are beginning to engage in marketing and commerce over the Internet. The initial focus will be on South America, Asia and Africa, as the Internet is still a relatively new media but is beginning to show significant growth in these
     regions.     The Company believes that there are less competitive
     markets in Africa, South America and Asia for the Company's services. The Company intends to business only in areas where the communications infrastructure for businesses is in place. The Company has established an agreement with BNT Inc., a business development agent with executive level presence in Africa, South America, and Asia. Under the terms of the agreement, BNT will represent the company to qualify international opportunities for the company's internetworking consultative services. BNT will introduce the company to businesses and governments in over 100 countries, assist in qualifying opportunities, and assist in executing consulting contracts for the company. For its services, BNT will receive a 30% commission on the profits of the projects they assist in developing. BNT has experience in working with the Worldwide Chambers of Commerce, the World Bank and various UN organizations. BNT has executive presence in Brazil, Pakistan and Kenya and transacts business in over 100 hundred countries around the world. They are particularly focused on propagating internet services and e-commerce technology to developing nations to stimulate increased trade and commerce. To date we have had introductory discussions with officials in Brazil regarding consultative work on several telecommunications expansion projects.

Global Trade & E-commerce - Generic Drug Distribution

     Distribution of generic drugs and vitamin supplements through the creation of a global electronic trading environment.

     Initial focus is on several African nations through trading partners in developing countries.

Country Portals

     Design and build of Internet portals for trade and commerce.

     These portals could focus on trade at the national or regional level in countries around the world or a portal that focuses on a specific community of interest spanning multiple countries.

Industry Information

The Internet is a world-wide medium of interconnected electronic and/or computer networks. Individuals and companies have recently recognized that the communication capabilities of the Internet provide a medium for not only the promotion and communication of ideas and concepts, but also for the presentation and sale of information, goods and services.

Electronic commerce, generally refers to utilizing electronic networks to facilitate buying and selling of products, information, and services. In electronic commerce, computers and telecommunications take the place of paper documents, mail and faxes. Businesses now use computers to electronically send and receive a wide variety of business documents. These include, for example, product catalogs, price lists, purchase orders and invoices. Electronic Data Interchange ("EDI") is a specific form of electronic commerce. It refers to the transmission of data between a business and its customers or its vendors in the course of a business transaction. A typical example of EDI is electronically placing a purchase order for merchandise with a vendor, and having the vendor electronically confirm the order and produce an invoice when the goods are shipped. The computers of the buyer and the seller communicate and exchange the relevant information. They use an agreed-upon or standard format to do so. In an earlier stage of electronic commerce, companies that wanted to do business electronically needed to have an arrangement with a special type of computer network. That network is referred to as a value-added computer network, or "VAN."

     Traditionally, much of the EDI and e-commerce market was serviced by companies which provide their services through VANs. A VAN provides standardized forms and acts as a kind of electronic post office, where data and forms are exchanged, parties can communicate via email, and funds can be electronically transferred.

     More recently the Internet has provided an alternative means for companies to conduct electronic commerce. Rather than using a proprietary VAN, companies can use the Internet as the medium over which electronic commerce is conducted. The Company intends to utilize this medium to develop business to business e-commerce solutions with its initial products providing Internet-based functionality for commercial transactions, marketing, data management and analysis.

Operations

          The Company's executive offices are located at the residence of Robert Wilder, the Company's Chief Executive Officer at 50 Augusta Drive Way, Markham, Ontario, Canada L6E 1B5. The Company utilizes approximately 140 square feet of space on a rent free basis at Mr. Wilder's home. The Company intends to find suitable office space when it determines it can economically afford to do so.

     All employees, either permanent or on part time or short duration contracts operate out of their homes with late vintage PCs, printers, fax machines, telephone systems and internet access.

     The Company uses the term "virtual company" to define a company that does not have a single specific operating location or a fixed set of employees, but rather has a small contingent of permanent employees, and a fluid set of contractors that operate out of their homes and temporary project offices when they are established. This group of contractors is further supported by a number of non-related companies with which the Company has established alliance agreements to outsource work, such as technology development, graphics and marketing collateral multi-media publishing.

     Currently, the Company's operations are being conducted only in Markham, Ontario, Canada. The Company intends to expand to other geographical locations as new business develops. Work assignments are made and supervised via daily e-mails, weekly conference calls and a minimum quarterly "face to face" meeting with each employee, contractor, or outsourcer. Employees and contrators are chosen for their ability to be results focussed and to operate independently, however, significant collaboration occurs amongst the high performance team through the communications mechanisms mentioned above.

     Each project has an accounting module that feeds information to a computer located at Mr. Wilder's home. Mr. Wilder monitors the accounting at his home. Grant Thornton LLP performs audits and provide financial advice when requested by the Company.

     Customer contact typically occurs at the customer's locations or on conference calls. Internet e-mail is also used extensively to transmit information to customers. For projects underway these customer interactions are tightly scheduled. Prospecting activities are also conducted on the customer's premises, and are typically less tightly scheduled.

Equipment

     The Company acquires the equipment recommended to customers from numerous third party suppliers. There are numerous substitute suppliers available to the Company in the event a supplier does not possess the necessary equipment or is unwilling to supply the equipment.

Marketing

         To date the Company has attracted its new business prospects via word-of-mouth and through the strong telecom industry reputations
of the company's management team.   The Company has prepared a website,
a brochure and a presentation that it will provide to BNT to deliver "face to face" to international prospects. Once these prospects have been qualified, the company will participate in conference calls to establish "face to face" meetings in international locations to negotiate contracts. The Company forecasts a marketing budget of $225,000 in year 2000. The Company is currently in discussions on Brazilian telecom consulting contracts, but no international contracts have been signed at this time.

     The Company charges a contract fee which is based upon information it has relative to its competitors. In addition to the fee charged, all out-of-pocket expenses are paid by the customer. A retainer fee is also specified that is dependent on the contract duration. In the case of services rendered to start-up corporations, the Company also seeks an equity position in the customer.

     Press releases and hired press or financial agents are primarily intended to keep the public appraised of the Company's current activities. They are not intended to play any role in the Company's activities to raise additional capital.

    Agreement with BNT, Inc.

     On October 16, 1999, the Company entered into an agreement with BNT, Inc., a Bahamian corporation ("BNT")wherein it was agreed that BNT would provide consulting services to the Company in connection with its products and services and would promote the Company to third parties around the world. The term of the agreement is two years. The Company will pay BNT thirty per cent (30%) of all pretax profits for each project that BNT assists in gaining for the Company. All monies will be paid net thirty (30) days. The Company is obligated under the agreement with BNT to pay BNT an additional annual fee of $10,000.

Competition

     The Company competes with many other entities that provide similar services and most of which have greater capital and other resources than the Company and may choose to adopt a marketing plan similar to that proposed by the Company.

Recent Business Activity

     On December 11, 1998, the Company entered into an agreement with World Telehealth Corporation, a Florida corporation ("WTH"), wherein the Company would provide consulting, contracting services, project management services, and operational services for telecommunictations systems, network centric applications and information technology including the management of business relationships. In consideration of the foregoing, WTC would pay the Company $165,000 per month. The
term of the agreement was fourteen months.     The material terms of
the agreement with World Telehealth included; building the infrastructure of the Company, developing and implementing the marketing, operations and technology functions of the Company. The fee for delivering the work to World Telehealth was $165,000 per month and as per section 1.6 of the contract, the Company had a responsibility to raise the funds to pay for the management fee of $165,000. As per section 1.6, should the fees not be raised by the Company, the amounts would be accrued until the funds were raised. The Company did not raise all of the funds to satisfy the payment of the $165,000 monthly fee. $320,000 was paid to the Company. The salaries paid by the Company to employees and other contractors was $70,000. There were no amendments to the agreement which changed the obligations of the parties. The World Telehealth contract was the only active project that the Company had and therefore was the only revenue source. Since the suspension of the World Telehealth contract, the Company has another contract with Telemedica with an initial value of $500,000. The Company is actively pursuing the collection of the World Telehealth receivable through
legal channels.       On August 10, 1999, WTC stopped paying the
Company its monthly fee. The Company is attempting to collect the receivable that is due. Legal action will be considered should this receivable be uncollected by November 30, 1999.

          The Company does not retain title to any material reusable intellectual and other property from the World Telehealth contract, nor can the Company reclaim anything of value if the contracts fail.

     The Company does not know if World Telehealth is having financial difficulty. Non-payment by World Telehealth over the past two quarters of 1999 has negatively affected the cash flow of the Company as been reflected in the September 30, 1999 Financial Statements. The Company expects its agreements to terminate as a part of the settlement process. There is no assurance the matter will be settled or as a matter of law that the contracts will be terminated. The Company does not know if the termination of the contracts with World Telehealth will impact the Company's business reputation, cause a default under any of its credit agreements, however, the Company is obligated to its sub contractors for approximately $41,000 for expenses incurred by it in connection with the contracts. The Company has no liability to either World Telehealth or its creditors in connection with the contracts.

     The Company has collected a total of $323,490 pursuant to its contracts with World Telehealth. The Company provided the following services to World Telehealth: building a business operations plan, building the Web Site, designing the telecommunications/Internet networks and building the World Telehealth company infrastructure. The cost to the Company of the services provided was $110,000 per month for each month the contract was in effect. There are no material variances from the World Telehealth contracts.

     Services provided by the Company were terminated in August 1999 as a result of World Telehealth to perform the terms of the contracts. World Telehealth has alleged that the Company was obligated to raise capital for it and did not perform. Pursuant to Section 1.6 of the agreement, the Company is only accountable for raising funds to cover the management fee of $165,000 per month. World Telehealth has not threatened any action against the Company and the Company does not anticipate any action by World Telehealth. The Company, however, is contemplating initiating an action against World Telehealth. for damages as a result of its breach. At no time either verbally or in writing, has the Company received indication that the work performance was anything less than exemplary.

     On August 10, 1999, the Company acquired a fifty percent interest in Community-Builder.com Inc., a privately held Internet company. Community-Builder.com Inc. targets the medical community and the interactive management of medical referrals and collaboration of medical professionals working together on a common patient base. While the healthcare industry is the Company's current main focus, this application has the potential to be replicated in other industry sectors such as travel and tourism, retail, and professional services,
(legal, consulting).     Community-Builder.com Inc. is a Montreal based
start up company incorporated under the laws of the Province of Quebec, Canada. It has no assets or liabilities and is currently in a very early formative stage. The Company and Ms. Elizabeth Lepage of Montreal, Canada entered into an agreement to incorporate Community Builder.com and to build and market a set of internet tools that will better enable professionals to communicate and collaborate via video conferencing, audio conferencing, and text conferencing, and the secure exchange of a variety of multi-media files. Ms. Elizabeth Lepage is the current President Community-Builder.com. The Company agreed as consideration for its 50% ownership interest to provide funding up to $150,000 to build the initial prototype of the internet tools (the
$150,000 was an estimate for building the prototype).   To date the
company has spent $20,000 on Community-Builder.com. The Company and its officers and directors had no pre-existing relationship with Ms.

Lepage or Community-Builder.com Inc. The Company will retain a 50% share of the intellectual property for an internet service that can be licensed to TeleMedica for enabling medical referrals to be handled over the internet. This intellectual property will be used to develop referrals management systems for other professional industries, such as the legal profession. The company will benefit by receiving recurring license fees from this internet service.

     On September 14, 1999, the Company entered into an agreement, on September 14, 1999 with the TeleMedica Group of Las Vegas, Nevada to develop a business plan and operations plan for a new venture that will be known as TeleMedica.com. TeleMedica is engaged in the business of promoting medically related business opportunities. The first project to be developed by the Company on behalf of the Telemedica Group will be an Internet based service to facilitate e-commerce transactions which include the distribution, sale and automated dispensing of pharmaceuticals, nutritional supplements, and related medical supplies. As part of this agreement the Company has negotiated the acquisition of 10% of the outstanding common stock of the Telemedica Group.
TeleMedica is a client of the Company. The Company received a 10% equity interest through ownership of TeleMedica's common stock. The Company received the common stock as consideration for services rendered to TeleMedica. The Company will provide consultative support and the development and marketing strategy for TeleMedica's initial products and services. The Company will also assist in the general management function into the first nine months of 2000. For these services, the Company will be paid $60,000 per month for the nine
months beginning in October 1999.       The Company plans to integrate
the systems developed by Community Builder.com into the operations of the Telemedica Group.

Settlement

     On October 1, 1998, the Company entered into an Agreement and Release with Penta Deltex and Nick Plessas (collectively "Penta") wherein the Company agreed to pay Penta $220,000 upon delivery of 626,000 shares of the Company's common stock and the settlement of all outstanding expenses owed by Penta. To date, $45,000 has been held back by the Company pending the confirmation of the settlement of
expenses by Penta.       Penta was retained by the Company to assist it
entering the United States public securities market. Penta did not perform the terms and conditions of its obligations and its agreement with the Company was terminated by mutual agreement of parties. As part of the settlement, Penta was obligated to pay certain expenses incurred in connection with its services which it failed to do. Upon payment of the foregoing expenses, the Company will complete its obligations under the settlement agreement. There is no assurance that Penta will complete its obligations under the settlement agreement. If Penta does not complete its obligations as contracted, the Company is contemplating legal action against it.

Employees

     The Company has 15 full-time and contracted employees, 3 of which are Officers of the Company and 12 of which are support staff.
Management may hire additional employees as the Company's operations expand and management believes the expense of additional employees is warranted.

     The Company operates as a virtual corporation. This means that all individuals working under contract for the Company operate primarily out of their homes using computer hardware, software products, multiple telecom facilities, a dedicated and secure server, and extensive use of secure e-mail and the Internet. The Company believes that this form of conducting business will reduce operating expenses and effectively manage companies which have geographically
dispersed personal.   The Company has employees located in New York;
Florida; Las Vegas, Nevada; San Francisco, California; Ottawa, Ontario; Toronto, Ontario; and Montreal, Quebec.

Lexxus Capital Corp.

     The Company has engaged Lexxus Capital Corp. to promote the
interests of the Company. ^     Lexxus Capital Corp. is an investor
relations firm that was retained by the Company to interact with the Company's shareholders. Lexxus Capital is reimbursed for out-of-pocket expenses. Lexxus Capital also is retained to promote the Company's business. Lexxus Capital is compensated for obtaining new business for the Company on a case-by-case basis.

Facilities

     The registered office of the Company is located at 5300 West Sahara, Suite 101, Las Vegas, Nevada 89102. The Company's executive offices are located at 405 Lexington Ave. New York, NY USA and at 50 Augusta Drive Way, Markham, Ontario, Canada. The telephone number of the office in the USA is (212) 953-0865 and the telephone number of the office in Canada is (905) 201-1952.

Year 2000 Compliance Statement

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. As a result, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including among others, temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     The Company uses standard software products for its operational requirements in a distributed configuration. These systems from Microsoft and others have been verified as year 2000 compliant. Other systems for networking are obtained from providers such as the Stentor Alliance and PSiNet. Any software that the Company develops as part of its solutions programs will be Year 2000 compliant.

     Though the Company has yet to acquire any additional hardware or software technology in support of its services, the planned acquisitions will most likely involve hardware or software which is relatively new and therefore management does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant. As the Company makes arrangements with significant hardware and software suppliers, the Company intends to determine the extent to which the Company's systems may be vulnerable should those third parties fail to address and correct their own Year 2000 issues and take measures to reduce the Company's exposure, such as, finding alternative suppliers or requiring the suppliers to correct Year 2000 compliance issues prior to the Company acquiring the product. Should the Company have to find alternative suppliers the Company expects that it can find those suppliers promptly and on terms that are similar to those being sought at this time. Other than the foregoing measures, the Company has no other contingency plans for dealing with third parties which do not become Year 2000 compliant within a timely manner. The Company anticipates that this will be an ongoing process through any project implementation through 1999. There can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be converted in a timely manner and will not have a materially adverse effect on the Company's systems.

     Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant. The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

Currency and Exchange Rates

     All monetary amounts disclosed in this Form 10-SB are, unless otherwise indicated, expressed in United States dollars.

     As at March 31, 1999 and 1998, the exchange rates to convert
Canadian dollars into U.S. dollars are 1.5087 and 1.4198, respectively. The average exchange rates for the three month periods ended March 31, 1999 and 1998 are 1.5115 and 1.4302. respectively.

     As at December 31, 1998 and 1997, the exchange rates to convert Canadian dollars into U.S. dollars are 1.5333 and 1.4305, respectively. The average exchange rates for the years ended December 31, 1998 and 1997 are 1.4831 and 1.3844, respectively.

Governmental Regulation

     The Company's proposed services would be transmitted to its clients over dedicated and public telephone lines. These transmissions are governed by regulatory policies establishing charges and terms for communications. Changes in the legislative EDI or the Internet access industry, including regulatory or legislative changes which directly or indirectly affect telecommunication costs or increase the likelihood of competition from regional telephone companies or others, could have an adverse effect on the Company's business; as could potential governmental actions outside of the United States.

^

Risk Factors

     In any business venture, there are substantial risks specific to the particular enterprise. At a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below:

     1. Limited History of Operations and Reliance on Expertise of Certain Persons. The Company has been conducting business since 1997 and is subject to all the risk inherent in the creation of a new business. Since the Company has had limited record of operations, there is limited data at this time upon which to base an assumption
that the Company's plans will prove successful.     Accumulated Losses
per the Financial Statements since inception, amount to $6,452,418. The management of the Company and the growth of the Company's business depends on certain key individuals who may not be easily replaced if they should leave the Company. Persons in management are currently devoting full-time toward the business of the Company.

     2. Limited Financial Resources. The Company has limited or no financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Company currently has limited revenues and relies principally on the issuance of common shares to raise funds to finance the business of the Company. There is no assurance that market conditions will continue to permit the Company to raise funds if required. The Company has limited assets and has had limited
operational revenues since its inception in August 1997.     The amount
of current asset that constitute accounts receivable is $913,202. The Company believes that the likelihood of collecting the accounts
receivable is very high.       The Company can provide no assurance
that any acquired technology will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     3. Technology. Management has acquired limited assets and technology necessary to provide the services it proposes. The Company may never acquire all of the necessary technology needed to maintain the operations it desires.

     4. Business Competition. The business of facilitating business-to-business e-commerce is intensely competitive and fragmented, and is characterized by rapidly evolving technology. In addition, numerous companies, substantially all of which have significantly greater financial and other resources than the Company, are currently engaged in business-to-business e-commerce. These companies provide a range of e-commerce functionality and applications including, but not limited to, EDI-based VAN; Internet store-fronts; Internet catalogues; secure Internet payment processing; Internet transaction processing including ordering, fulfillment, shipping, and confirmation elements; Internet database generation and analysis; automated Internet marketing; and vertical Internet business communities or exchanges. The Company anticipates that existing competitors are likely to expand the range and scope of their e-commerce offerings, and that new competitors, which may include telephone companies, media companies, and industrial companies, are likely to increasingly offer business- to-business e-commerce applications that function similarly and compete with those proposed by the Company.

     5. Need for Additional Capital. In order to initiate operations, the Company will have to raise additional capital for operations through the issuance of securities or loans. There is no assurance that the Company will be able to raise the additional capital.

     6. Rapid Technological Change; Need for New Products; Introduction of Competitive Products. The market for the Company's proposed services is characterized by rapidly changing technology and frequent new product introductions. Even if the Company's proposed e-commerce service gains initial acceptance, the Company's success will depend on, among other things, its ability to enhance its products and to develop and introduce new products and services that keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance. There can be no assurance that the Company will be able to identify, develop, market, support or acquire new products or deploy new services successfully, that such new products or services will gain market acceptance, or that the Company will be able to respond effectively to technological changes or product announcements by competitors. Any failure by the Company to anticipate or respond adequately to technological developments and customer requirements or any significant delays in product development or introductions could result in a loss of market share or revenues.

     7.   Uncertainties Relating to Commercial Use of the Internet.
The Company's strategy is to apply its efforts to the development of service products for use in connection with the Internet. The success of these proposed products is dependent on the continued development and acceptance of the Internet as a medium for the exchange of business documents and effecting business-to-business transactions. The failure of the Internet to be an effective channel could have a material adverse effect on the Company's business and prospects. There can be no assurance that business-to-business commerce over the Internet will become widespread and it is not known whether this market will develop to the extent necessary for demand for the Company's proposed services to emerge and become commercially sustainable. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times which might adversely affect customers' ability or willingness to use the Internet as a commercial marketplace. In addition, the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace.

     8. Inadequacy of Public Market. There is no assurance that the public market for the common shares of the Company will be maintained or that the holder of common shares will be able to sell such shares in the quantity and at the price desired by such holder.

     9. Risks Associated with the Year 2000. With regard to risks to the Company's business associated to Year 2000 compliance, there can be no assurances that the systems of suppliers or other companies on which the Company may rely on will be converted in a timely manner and will not have a materially adverse effect on the Company's systems and therefore the Company's ability to provide its services. Additionally there can be no assurances that the computer systems necessary to maintain the viability of the Internet will be Year 2000 compliant.
The Company believes that it is taking the steps necessary regarding Year 2000 compliance issues with respect to matters within its control. However, no assurance can be given that the Company's systems will be made Year 2000 compliant in a timely manner or that the Year 2000 problem will not have a material adverse effect on the Company's business, financial condition and results of operations.

         10. Dilutive Effect of Issuance of Additional Shares. In the future, the Company may issue additional shares of common stock well below the current market price. This will have a dilutive effect on shareholders who purchase shares at or above the market price. The Company currently has no plans to issue additional shares of common stock at this time.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Liquidity and Capital Resources

     The Company maintains a cash balance in order to fulfill its financial commitments. The Company was in a liquid position at December 31, 1998, with no cash and accounts receivable of $214,691. This compares to working capital at December 31, 1997 of $26,442. The increase in working capital realized during 1998 was the result of the Company realizing its first major contract in 1988 with its accompanying revenues.

     Current assets increased from $26,442 at December 31, 1997 to $214,691 at December 31, 1998, an increase of approximately 7.12 times the value at December 31, 1997. Current assets increased to $916,700 at June 30, 1999, a increase of approximately 3.27 times the value at December 31, 1998. Current liabilities at December 31, 1997 were $18,400. These liabilities increased at December 31, 1998 to $76,178 then decreased to $55,728 at June 30, 1999. A major reason for the increase in current assets was contracted business generating revenue while the decrease in current liabilities was due to the pay down of accounts payable and the elimination of bank indebtedness.

     The Company has had limited activity since its incorporation and
hence has received limited revenues from operations.     The Company
needs $965,000 to pursue its operations during the next twelve months. The Company intends to obtain said funds from its operations. If its does not obtain sufficient revenues to achieve the foregoing, it will have to obtain funds through loans or the sale of additional shares of common stock. The Company has no plans at the present time to raise additional funds through loans or the sale of shares of common stock. If the Company does not obtain additional funding, if needed, it may
have to cease operations.       See "Item 7. Certain Relationships and
Related Transactions."

     The Company has experienced losses in each fiscal period reported on. At the end of the Company's 1998 fiscal year it had no cash and $214,691 in accounts receivable. For the fiscal 1999 year, the Company does not have sufficient funds to acquire and/or develop any business without seeking additional funds. The Company relies principally on the issuance of common shares by private placements to raise funds to finance the business of the Company. There is no assurance that market conditions will continue to permit the Company to raise funds if required. The Company may issue more common shares at prices determined by the Board of Directors, possibly resulting in dilution of the value of common shares, and, given there is no preemptive right to purchase common shares, if a member does not purchase additional common shares, the percentage share ownership of the member in the Company will be reduced.

     Management has determined that consistent with the Company's business plan, part of its plan of operation for the next twelve months is to secure the necessary technological assets to support the proposed products and services to be offered by the Company. The Company has taken the initial step of acquiring a fifty percent interest in Community-Builder.com Inc., an Internet based applications developer (which includes business process engineering, developing Internet/Intranet platforms, and the use of security and e-commerce technology) in order to obtain the core technology platform necessary
to support the services the Company intends to offer. ^      The
initial internet service or prototype consists of a set Internet tools to enable professionals to communicate via video conferencing, audio conferencing, and text conferencing, and the secure exchange of a variety of multi-media files, such as patient records, x-rays or MRI scans. This set of software internet tools will run on a Linux Operating System server, in the network/internet, and support a new set of intelligent and simple to use "internet appliances" (simple Internet ready PCs) currently under development. Although these technologies have been successfully used in other internet applications, they have not been integrated for the purpose of enabling medical professionals to transmit referrals and related patient information between each other via the internet. The Company and Community-Builder will utilize this technology to initially create a referrals and collaboration application for Orthopedics medical professionals. It will cost approximately $300,000 to $500,000 to make this service operational and
this development will be paid for by Telemedica.      Under the terms
of the agreement, the Company purchased the right to use, modify, customize, brand, sell and market the Base Technology to provide online transaction processing functionality and features within the applications and sites that the Company develops.

     For a one time investment of $150,000, a fifty percent equity ownership position was obtained in Community Builder.com by the Company. This in turn allows the Company access to the products, services and technologies developed by Community Builder.com. Any license fees on a per usage basis for Community Builder products, services and technologies will be born by COI's end clients.

     The Company may acquire or license additional software technology through a technology licensing or purchase agreement to ensure that other proposed services offered by the Company are delivered in a timely and useable manner during the plan of operation for the next twelve months.

     With regard to other necessary hardware assets, such as Internet computer servers and desktop computers, which are necessary to support the Company's products and services, the Company's focus will be on leasing these assets from reliable yet unidentified lessors.

     The current plan of operations for the next twelve months includes several products or services advancing through the above-mentioned phases of development, and being offered for sale, purchase, fee, lease, license, or other appropriate revenue generating methods for such e-commerce products and services.

     Given the Company's current level of working capital and its operations being conducted to develop its products, it is expected that the Company will satisfy its cash requirements through the issuance of common shares by private placements to raise funds rather than seeking interest-bearing loans. However, the Company recognizes that as a result of its limited, financial, or other resources, the number of suitable financing options may be limited. Should these additional sources of capital not be found, the Company will modify its operations to conserve working capital by concentrating on fewer products and/or services being advanced. Additionally, should no further funds be raised, the Company will consider whether to reduce employment and other contract expense including the renegotiation of the terms of their employment contracts on terms which are undetermined at this time, but will be acceptable to both the Company and the respective employee(s).

     In October 1986, the Tax Reform Act of 1986 (the "Act") was enacted. The Act reduces the maximum corporate tax rate, over a phase-in period, to 34%. The resulting lower tax rates will affect amounts that the Company has accrued for deferred tax liabilities. The adjustment to the deferred tax liability has been addressed by a new accounting standard issued by the Financial Accounting Standards Board (FASB 96). The adjustment is to be made by a one time increase or decrease to net income. FASB 96 is effective for fiscal years beginning after December 15, 1988. The Company has elected to apply FASB 96 to its financial statements for the fiscal year ended December 31, 1998, the adjustment is reflected as an deficit of $(16,251,737).

Results of Operations

     The Company derives its operating revenues from multiple contracts with two clients in the telemedicine business. The value of these two
contracts is in excess of three million dollars.      Two Telemedicine
clients, World Telehealth and TeleMedica Group make up the $3,000,000 revenue number. In each contract, the Company will provide general management services, strategic marketing consulting, product and service development management, and the establishment of the operating infrastructures for these clients. The World Telehealth contract was valued at $2.5 million, of which $320,000 has been collected. Due to the dispute with World Teleheath, the balance of the $913,202 receivable is expected to be collected. Another $1,030,000 has been placed in reserve allowance for non collectable amounts on the September 30, 1999 Financial Statements. No revenue has been declared on the Financial Statements from August, 1999 when the contract was under dispute. This will be reflected in the December 31, 1999 year end statements.

          The TeleMedica contract is estimated at over $500,000. As of the date hereof, $150,000 has been collected from the TeleMedica contract.

          The reference to multiple contracts with one client is to TeleMedica. The contract with TeleMedica consists of four separate sub-contracts as follows:

     -    General Management and Strategic Marketing Program
     -    Development of  Orthopedics Referrals & Collaboration Service
     -    Development of TeleMedica Healthcare Insurance Service
     -    Development of Electronic Pharma Distribution and Dispensing
          Service

Fiscal 1998 Compared to Fiscal 1997

     Revenues for the year ended December 31, 1998 totaled $458,441 as compared to zero revenues for December 31, 1997. This was due to no revenue in 1997 as a result of the start up of the Company and a contract being negotiated in August 1998.

     Operating expenses during the year ended December 31, 1998 were $1,977,970 (4.31 that of operating revenues) as compared to $14,732,208 in the year ended December 31, 1997. The majority of this expense was attributable to the application of general accepted accounting practices (GAAP) where the issuance of shares for compensation were added to operational expenses amounting to $14,579,706 in 1997 and $1,650,650 in 1998.

Interim Periods Ended June 30, 1999 and 1998

     Operating revenues for the six months ended June 30, 1999 totaled $1,076,940 as compared to revenues of $105,102 earned during the same quarter in the preceding fiscal year. The increase in operating revenues of approximately 10.25 times was the result of a contract in
the telemedicine business.     The Company's customer credit policy is
that payment is due within 30 days of the date of an invoice.

     $856,140 of the operating revenues of the Company are accounts
receivable.   The reason for Company has not collected its receivables
is because the World Teleheath Contract is under suspension and the Company did not raise the funds that were required to pay for the management Contract with World Telehealth as per Section 1.6 of the agreement. Another $1,030,000 has been placed in reserve allowance for non collectable amounts on the September 30, 1999 financial statements.

     It is anticipated that the current receivable as outlined in the September 30, 1999 financial statements will be collected.

     Operating expenses increased from $118,533 at June 30, 1998 to $3,396,402 at June 30, 1999. The majority of this increase in operating expense was attributable to the application of general accepted accounting practices (GAAP) where the difference between the price of the shares issued in the placement and the market value of the shares during the same period was assigned to operational expenses, amounting to $2,431,782 in 1999.

         The Company issued 1.22 million shares of common stock at a 78% discount to the market on April 7, 1999 in order to attract capital required by the Company to sustain operations. There were four purchasers of this stock. The Company received the $610,000. The cash proceeds were applied to operating expenses. The Company may issue shares of common stock at a discount from the market price if necessary to continue its operations.

     The cost of sales and operating margin for December 31, 1998 was as follows: Cost of Sales (COS) $300,000, Operating Margin $158,000.

     The cost of sales and operating margin for September 30, 1999 was as follows: Cost of Sales (COS) $1,200,000, Operating Margin $562,000.

     The overall operating loss was a result of the suspension of the World Telehealth contract and the issuance of capital stock of at less than market value.

     In future contracts, the Company intends to require advances payment of at least 25% the total price of the contract.

     The operating expenses in the September 30, 1999 financial statements amounted to $6,542,887.

Effects of Inflation

     Inflation and changing prices have not and are not expected to have a significant effect on the Company's operations during the foreseeable future.


ITEM 3.        DESCRIPTION OF PROPERTIES

^
          The Company's executive offices are located at the residence of Robert Wilder, the Company's Chief Executive Officer at 50 Augusta Drive Way, Markham, Ontario, Canada L6E 1B5. The Company utilizes approximately 140 square feet of space on a rent free basis at Mr. Wilder's home. The Company intends to find suitable office space when it determines it can economically afford to do so.

     All employees, either permanent or on part time or short duration contracts operate out of their homes with late vintage PCs, printers, fax machines, telephone systems and internet access.

     The Company uses the term "virtual company" to define a company that does not have a single specific operating location or a fixed set of employees, but rather has a small contingent of permanent employees, and a fluid set of contractors that operate out of their homes and temporary project offices when they are established. This group of contractors is further supported by a number of non-related companies with which the Company has established alliance agreements to outsource work, such as technology development, graphics and marketing collateral multi-media publishing.

     Currently, the Company's operations are being conducted only in Markham, Ontario, Canada. The Company intends to expand to other geographical locations as new business develops. Work assignments are made and supervised via daily e-mails, weekly conference calls and a minimum quarterly "face to face" meeting with each employee, contractor, or outsourcer. Employees and contrators are chosen for their ability to be results focussed and to operate independently, however, significant collaboration occurs amongst the high performance team through the communications mechanisms mentioned above.

     Each project has an accounting module that feeds information to a computer located at Mr. Wilder's home. Mr. Wilder monitors the accounting at his home. Grant Thornton LLP performs audits and provide financial advice when requested by the Company.

     Customer contact typically occurs at the customer's locations or on conference calls. Internet e-mail is also used extensively to transmit information to customers. For projects underway these customer interactions are tightly scheduled. Prospecting activities are also conducted on the customer's premises, and are typically less tightly scheduled.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT

     The Company's securities are recorded on the books of its transfer agent in registered form. However, a majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients and the Company does not have knowledge of the beneficial owners thereof. The Company is not directly or indirectly owned or controlled by a corporation or foreign government.

     As of November 1, 1999, the Company had an authorized share capital of 100,000,000 common shares with a par value of $0.001 per
share of which 4,078,122 shares were issued and outstanding.     The
purchasers of the 1.22 million shares in April, 1999 were CYBERLINX, INC., Macquesten Company, Philip Juliano and Quickphone, Inc. The shares were sold pursuant to Reg. 504 of the Securities Act of 1933 (the "Act"). The Company was not subject to the reporting requirements of section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); was not an investment company; and, was not a development stage company that either had no specific business plan or purpose or indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. The Company filed a Form D with the Securities and Exchange Commission (the "Commission"). The aggregate price of the offering of securities did not exceed $1,000,000, less the aggregate offering price of all securities sold within the twelve months period to the sale thereof, in reliance on any exemption under section 3(b) of the Act or in violation of section 5(a) of the Act. The Company does not know if the foregoing have made a further transfer of the shares so acquired.

     The following table sets forth, as of September 1, 1999, the beneficial shareholdings of persons or entities holding five percent or more of the Company's common stock, each director individually, each named executive officer and all directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, and all ownership is of record and beneficial.

                         Amount and
                         Nature of
Name and Address         Beneficial                    Percent
of Beneficial Owner      Owner     Position            of Class

Robert G. Jones            501,438 President and       12.30%
                                   Director

Gary W. Evans              501,438 Vice President,     12.30%
                                   Secretary/Treasurer,
                                   Chief Financial Officer
                                   and Director

Robert W. Wilder           502,563 Director            12.32%

All officers and         1,505,439                     36.92%
directors as a group.
(3 persons)

     No arrangements exist which may result in a change in control of the Company.


ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
            PERSONS

     The name, age and position held by each of the directors and officers of the Company are as follows:

Name                     Age       Position Held

Robert G. Jones          44        President and a member of the Board
                                   of Directors

Gary W. Evans            64        Vice President, Secretary/Treasurer
                                   Chief Financial Officer and a
                                   member of the Board of Directors

Robert W. Wilder         65        Chief Operating Officer and a
                                   member of the Board of Directors

     All directors have a term of office expiring at the next annual general meeting of the Company, unless re-elected or earlier vacated in accordance with the bylaws of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

Biographical Information:

Robert G. Jones - President and a member of the Board of Directors

     Mr. Jones has been a member of the Board of Directors since the inception of the Company. From January 1998 to April 1999, Mr. Jones was the Vice President of Sales and Marketing. Since April 1999, Mr. Jones has been the President of the Company. From September 1974 to May 1976, Mr. Jones worked as a senior operator/software support at IBM in their operations group, of the VM 370 online environment. From June 1978 to May 1981, Mr. Jones worked as an engineer designing automated and manually assisted assembly operations at General Motors in their Windsor Trim Plant Operations and their Detroit Technical Center departments. From March 1985 to October 1997, Mr. Jones became a Vice President at Bell Canada. Mr. Jones' responsibilities included helping to establish customer focused operations systems, engineering support, and sales for large national and multi-national corporate customers, notably the banks and financial institutions. From May 1994 to December 1996, Mr. Jones became the managing director of marketing - national customers at the Stentor Alliance of Canadian Telephone companies. Mr. Jones' responsibilities included product development, product support, large corporate sales and the establishment of a technique to rapidly design and implement networking solutions for these national customers. From 1981 to 1985, Mr. Jones became a founding partner of Haljon Controls, Inc. Haljon is a Canadian company engaged in the design and deployment of fault tolerant, high reliability real time supervisory control and data collection systems for use in oil movement and storage applications and safety shutdown applications in the petroleum and petrochemical field. Mr. Jones graduated from the University of Waterloo, Canada in 1978 with a BASc. of Systems Engineering and from the University of Toronto, Canada in 1989 with an Executive MBA.

Gary W. Evans - Vice President, Secretary/Treasurer Chief Financial Officer and a member of the Board of Directors.

     Mr. Evans is a founder, the Vice President, Secretary/Treasurer, Chief Financial Officer and a member of the Board of Directors since
inception of the Company.     Since 1997, Mr. Evans has worked full
time as the Company Secretary and Vice President of Operations. Since October 1993, Mr. Evans has been an independent telecommunications
consultant.       From May 1990 to October 1993, Mr. Evans was a
Corporate Director with Cantel, Inc. Cantel is a cellular network company in Canada. His responsibilities included standards, performance parameters for planning/system engineering and operations. From 1987 to 1990, Mr. Evans was the general operations manager with Bell Canada International in Saudi Arabia. His responsibilities included all aspects of operations including personnel, financial management, pre-sale support, customer configuration design, installation and in-service maintenance of PBX, key, facsimile and other telecommunication network hardware and service. From 1986 to 1987, Mr. Evans was the general operations manager of CTG Toronto. CTG is a international company that provides and services telecommunications switching equipment. From February 1985 to October 1986, Mr. Evans was a general manager of network operations with Bell Canada. From November 1982 to February 1985, Mr. Evans was director of operations with Northern Telecom Inc., Dallas, Texas. His responsibilities included financial management, installations, while providing direct support for new products, project management, material management, training centers and special engineering. From 1962 to 1982, Mr. Evans was employed in the operations department with Bell Canada. Mr. Evans graduated from Columbia University in 1983 with a Bachelor of Business Administration.

Robert W. Wilder - Chief Operating Officer and a member of the Board of
Director.

     Mr. Wilder is a founder, the Chief Operating Officer and a member of the Board of Directors since inception of the Company. From August 1997 to April 1999, Mr. Wilder was the President of the Company. From January 1990 to August 1997, Mr. Wilder was President of CR&J Management, Inc., a consulting firm that specialized in providing business management consulting during the period of divestiture of the North American telecommunications industry. His responsibilities included specific services to Bell Canada, Telesat Canada and Telecom Canada during the down sizing and re-structure of these companies. From 1987 to January 1990, Mr. Wilder was director of business operations for Telecom Canada. His responsibilities included sales, marketing, technology payables/receivables and service operations. From 1985 to 1987, Mr. Wilder was the director of engineering for Telecom Canada. His responsible included systems engineering, design and support of global telecommunications. From 1981 to 1985, Wilder was Vice President - Service, for Northern Telecom, Richardson, Texas. He was responsible for their subscriber based services and products which included military projects, as well as, provisioning the telecommunications systems for the 1984 Olympics, on the campus of UCLA. From 1960 to 1981, Mr. Wilder worked for Bell Canada in a full spectrum of functions including operations, engineering, marketing and held the position of national sales director in 1981.

     None of the individuals listed above are subject to any anticipated or threatened legal proceedings of a material nature.

         The Company held its last annual meeting of shareholders on August 1, 1999.

     Messrs. Evans and Mr. Wilder have devoted full time to the to the affairs of the Company since their employment.


ITEM 6.   EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company from August 1, 1997 through December 31, 1998, for each officer and directors of the Company. This information includes the dollar value of base salaries, bonus awards and the number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE
(a)         (b)  (c)     (d)   (e)      (f)         (g)       (h)      (i)
                               Other                Securities         All
Name and                       Annual   Restricted  Underlying         Other
Principal                      Compen-  Stock       Options/   LTIP    Compen-
Position    Year Salary  Bonus sation   Award(s)    SARs       Payouts sation
                 ($)     ($)   ($)      ($)         (#)        ($)     ($)
Robert G.
 Jones      1998 100,000 -     -        501,438     -          -       -
President   1997      -  -     -             -      -          -       -

Gary W.     1998 100,000 -     -        501,438     -          -       -
 Evans      1997  75,000 -     -             -      -          -       -
Secretary

Robert W.
 Wilder   1998 100,000 -     -        502,563     -          -       -
COO       1997  75,000 -     -             -      -          -       -


     The Company anticipates paying the following salaries in 1999,
subject to the Company. ^     If the Company is unable to the salaries,
they will be accrued as debt.

Robert Jones             President                1999      $120,000
Gary Evans               Vice President           1999      $120,000
Robert Wilder            Chief Operation Officer  1999      $120,000


     The Company has entered into an employment agreement with Robert Jones wherein the Company will pay Mr. Evans $120,000 per year as Secretary of the Company. The employment agreement has a three year term.

     The Company has entered into an employment agreement with Gary Evans wherein the Company will pay Mr. Evans $120,000 per year as Secretary of the Company. The employment agreement has a three year term.

     The Company has entered into an employment agreement with Robert Wilder wherein the Company will pay Mr. Evans $120,000 per year as Secretary of the Company. The employment agreement has a three year term.

     The Company has adopted a qualified stock option plan and a non-qualified incentive stock option plan. Options granted to officers are reflected below. There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors other than as described herein.

Option/SAR Grants.

     The following grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to officers and/or directors:

                               Number of
                               Securities
                 Number of     Underlying
                 Securities    Options/SARs
                 Underlying    Granted      Exercise      Number of
                 Options       During Last  or Base       Options    Expiration
Name             SARs Granted  12 Months[1] Price ($/Sh)  Exercised  Date
Robert Wilder      500,000     500,000      $0.50         -0-        12/31/2001
Robert Jones       500,000     500,000      $0.50         -0-        12/31/2001
Gary Evans         500,000     500,000      $0.50         -0-        12/31/2001

     ^     Other than as set forth above,      the Company has not
granted any other stock options or stock appreciation rights to its officers or directors since its inception on November 1, 1996.

     There are no standard or other arrangements pursuant to which the Company's directors were compensated in their capacity as such during the 1999 fiscal year.

     There are no compensation arrangements for employment, termination of employment or change-in-control between the Company and the Named Executive Officers.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On January 3, 1999, the Company entered into an employment agreement with Robert Jones wherein the Company will pay Mr. Jones
$120,000 per year as ^     Treasurer      of the Company.  The
employment agreement has a three year term.

     On January 3, 1999, the Company entered into an employment agreement with Gary Evans wherein the Company will pay Mr. Evans $120,000 per year as ^ President and Chief Executive Officer of the Company. The employment agreement has a three year term.

     On January 2, 1999, the Company entered into an employment agreement with Robert Wilder wherein the Company will pay Mr. Wilder $120,000 per year as Secretary of the Company. The employment agreement has a three year term.

ITEM 8.  DESCRIPTION OF SECURITIES.

     The Company's securities consist of common stock with a par value of $0.001 per share. The Company's authorized capital is 100,000,000 common shares of which 4,078,122 common shares are issued and outstanding. All of the Company's common stock, both issued and unissued, is of the same class and ranks equally as to dividends, voting powers and participation in the assets of the Company on a winding-up or dissolution. No common shares have been issued subject to call or assessment. Each common share is entitled to one vote with respect to the election of directors and other matters. The shares of common stock do not have cumulative voting rights. Therefore, the holders of a majority of shares voting for the election of directors can elect all the directors then standing for election, if they chose to do so, and in such event the holders of the remaining shares will not be able to elect any directors.

     The common shares have no preemptive or conversion rights, and no provisions for redemption, purchase for cancellation, surrender of sinking fund or purchase fund. Provisions as to the creation or modifications, amendments or variations of such rights or such provisions are contained in the Private Corporations Act, Chapter 78, Nevada Revised Statutes.

     Neither the Articles of Incorporation nor the Bylaws of the Company contain provisions which would delay, defer or prevent a change in control of the Company.

     The Company's transfer agent is American Securities Transfer & Trust, Inc. 938 Quail Street, Suite 101, Lakewood, CO 80215, telephone
(303) 234-5300, facsimile (303) 234-5340.

     The Company has issued options to purchase up to 2,385,000 shares of its common stock pursuant to its 1999 Non-Qualifying Stock Option Plan to 12 persons, three of which are its officers. The options are exercisable at prices ranging from $0.50 to $2.00 per share. The options expire at various dates ranging from December 31, 2001 to December 31, 2002.


                              PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS.

     From January 1, 1999 to October 25, 1999, the Company' shares traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. under the trading symbol "COLS." On October 25, 1999, the Company's shares were delisted from the Bulletin Board as a result of the Company's failure to file reports with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). On October 26, 1999, the Company's shares began trading in the "Pink Sheets" owned by the National Quotation Bureau. Summary trading by quarter for the 1999 and 1998 fiscal years are as follows:

     Fiscal Quarter           High Bid(1)    Low Bid(1)

     1999 Third Quarter       $3.00          $0.50
          Second Quarter      $3.93          $2.12
          First Quarter       $9.00          $1.50

     1998
          Fourth Quarter      $2.63          $0.05
          Third Quarter       $3.00          $0.31
          Second Quarter      Not Listed
          First Quarter       Not Listed


[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At November 4, 1999, there were 4,078,122 common shares of the Company issued and outstanding.

     At November 4, 1999, there were 112 holders of record including common shares held by brokerage clearing houses, depositories or otherwise in unregistered form. The beneficial owners of such shares are not known by the Company.

     No cash dividends have been declared by the Company nor are any intended to be declared. The Company is not subject to any legal restrictions respecting the payment of dividends, except that they may not be paid to render the Company insolvent. Dividend policy will be based on the Company's cash resources and needs and it is anticipated that all available cash will be needed for property acquisition, exploration and development for the foreseeable future.

     The Company is not aware of any reason as to why the price of the security would have appreciated from those prices reflected in the summary trading table other than the demand for securities has been greater than the available supply.


ITEM 2.   LEGAL PROCEEDINGS

     There are no material legal proceedings to which the Company is subject to or which are anticipated or threatened.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The Company was incorporated in November 1996. In the past three fiscal years, the Company has issued the following unregistered securities at the following prices. There were no underwriters engaged and no
underwriting discounts or commissions paid.   All     of the issuances
were made pursuant to Section 4(2) of the Act promulgated thereunder.

     Certain shares were sold pursuant to Section 4(2) of the Securities Act of 1933 (the "Act") as indicated below. The shares were sold in a transaction not involving a public offering. The Company supplied all information that would be disclosed in a registration statement and the Company determined that each purchaser was "sophisticated" in that he was able to read and understand the information furnished and did not need the protection of the registration provisions of Section 5 of the Act. All certificates issued in connection with Section 4(2) transaction contained a legend which prohibited transfer thereof unless such transfer was made pursuant to an effective registration statement or an exemption therefrom was available. If an exemption from registration was relied upon, an opinion of counsel for the Company would be supplied to the transfer agent prior to the transfer of a certificate.

     Certain other shares were sold pursuant to Reg. 504 of the Act as indicated below. The Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); was not an investment company; and, was not a development stage company that either had no specific business plan or purpose or indicated that its business plan was to engage in a merger or acquisition with an unidentified company or companies, or other entity or persons. The Company filed a Form D with the Securities and Exchange Commission (the "Commission"). The aggregate price of the offering of securities did not exceed $1,000,000, less the aggregate offering price of all securities sold within the twelve months prior to the sale thereof, in reliance on any exemption under
Section 3(b) of the Act or in violation of Section 5(a) of the Act.


Date           Type of Security    Number        Proceeds  Exemption

1997
     08/97     Common shares       7,293,500     $  7,293  Sec. 4(2)
     10/97     Common Shares          76,625     $153,250  Reg. D (504)

1998
     08/98     Common Shares         650,000     $    650  Reg. D (504)
                                                 (Services)
     11/98     1 for 400 reverse
               stock split
     12/98     Common Shares       1,200,000     $  1,200  Reg. D (504)
                                                 (Services)
     12/98     Common Shares       1,500,000     $  1,500  Reg. D (504)
                                                 (Services)
1999
     04/99     Common Shares         138,000     $    138  Reg. D (504)
                                                 (Services)
     04/99     Common Shares       1,220,000     $610,000  Reg. D (504)

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Chapter 78, rules 78.7502, 78.751 and 78.752 of the Nevada Revised Statutes contain the provisions which, subject to certain restrictions, in general provide for the Company's ability to indemnify, and thereby limit the personal liability of, the directors and officers of the Company against certain liabilities. Officers and directors of the Company are indemnified generally against expenses, actually and reasonably, incurred in connection with proceedings, whether civil or criminal, provided that it is determined that they acted in good faith, were not found guilty and, in any criminal matter, had reasonable cause to believe their conduct was not unlawful.

         The indemnification provisions apply to officers and directors
of the Company.      Neither the Company's Articles of Incorporation,
as amended nor the Company's bylaws provide for indemnification as set forth above.


                              PART F/S

Contents

                                                       Page

Auditors' Report    .    .    .    .    .    .    .    F-1


Statement of Loss and Deficit .    .    .    .    .    F-2

Statement of Stockholders Equity   .    .    .    .    F-3

Balance Sheet  .    .    .    .    .    .    .    .    F-4

Statement of Cash Flows  .    .    .    .    .    .    F-5

Notes to the Financial Statements  .    .    .    .    F-6 - F-10

                                                  GRANT THORNTON

                          Auditors' Report


To the Shareholders of
COI Solutions Inc.


We have audited the accompanying balance sheets of COI Solutions Inc. and a development stage company, as at December 31, 1998 and 1997 and the related statements of loss and deficit, stockholders equity and cash flows for the years ended December 31, 1998 and the period August 1, 1997 to December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of the company as at December 31, 1998 and 1997 and the results of their operations, changes in stockholders equity and cash flows for the year ended December 31, 1998 and the period August 1, 1997 to December 31, 1997, in conformity with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements the company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.












                                        /s/ Grant Thornton LLP
Markham, Canada
February 10, 1999                       Chartered Accountants

COI Solutions Inc.
(A Development Stage Company)
Statement of Loss and Deficit

                                   From inception From inception
                                   August 1,      August 1, 1997 to
                    Year Ended     1997 to        December 31,
                    December 31,   December 31,   1998
                    1998           1997           Cumulative
Revenue             $    458,441   $       -      $    458,441

Operating expenses     1,977,970      152,502        2,130,472
                    ------------   ----------     ------------

Loss for the period $ (1,519,529)  $ (152,502)    $ (1,672,031)
                    ============   ==========     ============
Loss per share,
 basic and diluted
 (Note 6)           $      (6.72)  $    (8.24)    $     (14.96)
                    ============   ==========     ============

Deficit, beginning
 of the period      $   (152,502)  $       -      $         -

Loss for the period   (1,519,529)    (152,502)      (1,672,031)
                    ------------   ----------     ------------
Deficit,
 end of the period  $ (1,672,031)  $ (152,502)    $ (1,672,031)
                    ============   ==========     ============


























        See accompanying notes to the financial statements.

COI Solutions Inc.
(A Development Stage Company)
Statement of Stockholders Equity
Year Ended December 31, 1998

                                      Additional
                      Common Stock    Paid in                    Total
                    Shares*   Amount  Capital      Deficit       Equals
August 1, 1997
 share issue (Note 5a) 18,305    18   $     7,276  $         -   $      7,294
October 1997
 share issue (Note 5b)    192    -        153,250            -        153,250
Loss August 1, 1997
 to December 31, 1997      -     -             -       (152,502)
(152,502)
                    --------- -----   -----------  ------------  ------------
Balance,
 December 31, 1997     18,497    18       160,526      (152,502)
8,042
August 19, 1998
 share issue (Note 5c)  1,625     2       974,998            -        975,000
December 3, 1998
 share issue
 (Note 5e)          1,200,000 1,200       298,800            -        300,000
December 3, 1998
 share issue
 (Note 5f)          1,500,000 1,500       373,500            -        375,000
Loss for year ended
 December 31, 1998         -     -             -     (1,519,529)   (1,519,529)
                    --------- -----   -----------  ------------  ------------
Balance,
 December 31, 1998  2,720,122 2,720   $ 1,807,824  $ (1,672,031) $    138,513
                    ========= =====   ===========  ============  ============

* After giving retroactive effect to the reverse stock split effective December 3, 1998 outlined in Note 5(d).


























        See accompanying notes to the financial statements.

COI Solutions Inc.
(A Development Stage Company)
Balance Sheet
December 31

                                        1998           1997
Assets
Current
 Cash                                   $         -    $  26,442
 Accounts receivable (net of
  allowance for doubtful
  accounts (1998 - $200,000;
  1997 - $Nil)                               214,691          -
                                        ------------   ---------
                                        $    214,691   $  26,442
                                        ============   =========

Liabilities and Shareholders' Equity
Current
 Bank indebtedness                      $      6,612   $      -
 Accounts payable                             27,315          -
 Due to directors                             42,251      18,400
                                        ------------   ---------
                                              76,178      18,400
                                        ------------   ---------
Shareholders' Equity
Capital stock (Note 5)                         2,720          18
Additional paid in capital
 (Note 5)                                  1,807,824     160,526
                                        ------------   ---------
                                           1,810,544     160,544
Deficit                                   (1,672,031)    152,502
                                        ------------   ---------
                                             138,513       8,042
                                        ------------   ---------
                                        $    214,691   $  26,442
                                        ============   =========


















        See accompanying notes to the financial statements.

COI Solutions Inc.
(A Development Stage Company)
Statement of Cash Flows

                                                       From inception
                                                       August 1,
                                   Year Ended          1997 to
                                   December 31,        December 31,
                                   1998                1997
Cash derived from

Operating
 Loss                                   $ (1,519,529)  $ (152,502)
 Share compensation                        1,646,650           -
 Change in
  Accounts receivable                       (214,691)          -
  Accounts payable                            27,315           -
  Advances from shareholders                  23,851       18,400
                                        ------------   ----------
                                             (36,404)    (134,102)
                                        ------------   ----------
 Financing
  Issue of common shares                       3,350      160,544
  Bank indebtedness                            6,612           -
                                        ------------   ----------
                                               9,962      160,544
                                        ------------   ----------
Net increase (decrease) in cash              (26,442)      26,442

Cash, beginning of period                     26,442           -
                                        ------------   ----------
Cash, end of period                     $         -    $   26,442
                                        ============   ==========























        See accompanying notes to the financial statements.

COI Solutions Inc.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 1998

1.  NATURE OF OPERATIONS

COI Solutions Inc. (formerly Expedia Com Global Inc.), a Development Stage Company, was incorporated in Nevada on August 1, 1997. The Company is an integrator of telecommunications products and services enabling electronic communications of transactions based services, voice synthesis and large project consulting. The Company has currently established operations in Florida.

The Company is considered to be in the development stage and the accompanying financial statements represent those of a development stage enterprise, and therefore, is subject to the usual business risks of development stage companies.

The company has sustained large accumulated losses since its inception mainly due to capital stock being issued to providers of services at a consideration below the current market price.

Management plans for the future to limited future losses is as follows:

1. To not issue a large number of shares at a consideration below the current market price.

2. To continue to control overhead expenses and ensure that all contract services provided to the company are charged directly to, and billed to, specific contracts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting principles

The Company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States.

Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes to the financial statements. Actual results may differ from those estimates.

Fair value of financial instruments

The Company's estimate of the fair value of cash, receivables, payables and accruals approximates the carrying value.

COI Solutions Inc.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 1998

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Consulting revenue is based on fixed term contracts plus expenses. Revenue is recognized on a straight-line basis over the term of the contract which correlates to the anticipated schedule for delivery of services under the contract. Contract progress is monitored and revenue recognition is modified for unanticipated disruptions in delivery of the contracted services. Net revenue recognized plus expenses is limited to the amount of capital raised for the customer in accordance with the contract.

Income taxes

The Company accounts for its income taxes under the liability method specified by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

3.   CONCENTRATIONS

The Company currently has several contracts to provide management services and consulting services with one major customer from which it generates 100% of its revenue. The total amount of these contracts is approximately $2.5M dollars. The current contracts which will expire December 31, 1999 will provide general management services strategie marketing consulting, product and service development management and the establish of the operating infrastructures for this customer. As part of the contract the company is required to raise the required capital for the customer for the payment on the contract.

4.   DIRECTORS ADVANCES

Directors have advanced funds for operating expenses amounting to $42,251. The loans are unsecured, interest free and it is expected they will be repaid within one year.


5.   CAPITAL STOCK AND PAID IN CAPITAL

a) At inception August 1, 1997 the Company issued a total of 7,293,500 shares of common stock to its founders for cash totalling $7,294.

b) In October 1997 the Company issued a total of 76,625 shares of common stock to investors at $2 per share (76,625 x $2 =
     $153,250). The shares have been issued at the par value of $.001 per share and the balance of $153,174 was credited to additional paid up capital.

COI Solutions Inc.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 1998

5.   CAPITAL STOCK AND PAID IN CAPITAL (continued)

c) On August 19, 1998 a resolution was passed to issue 650,000 common shares with a market value of $975,000 (650,000 x $1.50) for consulting services rendered to the Company by outside consultants. The shares have been issued for a cash consideration at $.001 per share totalling $650 and the balance of $974,350 has been charged as consulting fees and included in operating expenses on the statement of loss and credited to additional paid up capital.

d) On December 3, 1998 the Company passed a resolution to have a reverse split on the common shares. The 8,020,125 common shares issued were reduced to 20,122 common shares with a par value of $.001.

e) On December 3, 1998 a resolution was passed to issue 1,200,000 common shares with a market value of $300,000 ($1,200,000 x $.25). The shares have been issued for a cash consideration at the par value of $.001 per share totalling $1,200 and the balance of $298,800 has been charged as consulting fees and included in operating expenses on the statement of loss and credited to additional paid up capital.

f) On December 3, 1998 a resolution was passed to issue 1,500,000 restricted common shares with a market value of $375,000 (1,500,000 x $.25) as compensation to the officers of the company. The shares have been issued for a cash consideration at the par value of $.001 per share totalling $1,500 and the balance of $373,500 has been charged as compensation and included in operating expenses on the statement of loss and credited to additional paid up capital.

Summary of stock and paid up capital:

                                                       Additional
                              Number of      Issued    Paid in
                              Shares         Value     Capital
Shares issued Note 5a above   *  18,305         18     $     7,276
Shares issued Note 5b above   *     192         -          153,250
Shares Issued Note 5c above   *   1,625          2         974,998
Shares issued Note 5e above   1,200,000      1,200         298,800
Shares issued Note 5f above   1,500,000      1,500         373,500
                              ---------      -----     -----------
Totals                        2,720,122      2,720     $ 1,807,824
                              =========      =====     ===========

*    After retroactively applying the reverse stock split outlined in
     Note 5(d).

COI Solutions Inc.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 1998

6.   LOSS PER SHARE

Net loss per share is calculated based on the weighted average common shares outstanding. Weighted average common shares used in the computation of basic loss per share are 226,171 for 1998 and 18,425 for 1997. There are no dilution affects to be recorded.

7.  INCOME TAXES

The reconciliation of the statutory federal rate to the Company's effective income tax rate is as follows:

                                        1998           1997
Statutory tax (benefit) provision       $ (668,592)    $ (67,100)
Non-deductable expenses                    724,526            -
Tax benefit realized on
 tax loss carryforward                     (48,270)           -
Other                                       (7,664)        7,664
Increase in valuation allowance                 -         59,436
                                        ----------     ---------
                                        $       -      $      -
                                        ==========     =========

Under SFAS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates.

The tax effect of temporary differences that give rise to deferred income taxes is as follows:

                                        1998           1997
Deferred tax assets
 Net operating loss carryforwards       $  11,168      $  59,437
 Valuation allowance                      (11,168)       (59,437)
                                        ---------      ---------
                                        $      -       $      -
                                        =========      =========

At December 31, 1998, the company, had approximately $25,000 of net operating loss carryforwards which expire in 2012.

COI Solutions Inc.
(A Development Stage Company)
Notes to the Financial Statements
December 31, 1998


8.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those relating to the efforts of customers, suppliers, or other third parties will be fully resolved.

9.  COMMITMENT

The company signed an agreement on August 14, 1998 with its investor relation firm that 500,000 common shares would be issued to them at the par value of $500 as a commission, if certain conditions were met on a specific contract. The shares are to be issued within one year of signing this agreement. To date the conditions have not been met and none of the shares on this commitment have been issued.

If and when the shares are issued the $500 received for the shares will be credited to capital stock and the excess of the market value at that time will be charged to commission expense.

             Contents of Unaudited Financial Statements

                                                       Page

Letter from COi Solutions, Inc.    .    .    .    .    1
Statement  of Loss and Deficit     .    .    .    .    2
Balance Sheet       .    .    .    .    .    .    .    3
Statement of Cash Flows  .    .    .    .    .    .    4
Notes to Financial Statements .    .    .    .    .    5

COi Solutions, Inc.                R.W. Wilder
5300 West Sahara                   CEO
Suite 101                          Email: bob.wilder@sympatico.ca
Las Vegas, NV 89102

January 11, 2000

Reference : Unaudited Statements, COi Solutions, Inc.

Attached is the balance sheet of COi Solutions, Inc. (formerly
ExpediaCom Global Inc.) at September 30, 1999, and the related statements of operations, cash flows and changes in stockholder equity for the nine months ending September 30 for the same period.

COi Solutions, Inc. was incorporated in the State of Nevada on August 1, 1997. The Company is engaged as an integrator of telecommunications systems solutions relating to community of interest networks.

While these statements was unaudited they are consistent with Generally Accepted Accounting Principles (GAAP).

The 1997 and 1998 year end financial statements have been audited by our International Accounting Firm, Grant Thornton LLP.

/s/ R.W. Wilder
CEO

COi Solutions, Inc.
(A Development Stage Company)
Statement  of Loss and Deficit
Nine Months ending September 30, 1999

                         Period ending  Year ended     From inception
                         September 30,  December 31,   August 1997 to
                         1999           1998           September 30,
                                                       1999
                                                       Cumulative
Revenue (Note 4)         $  1,762,500   $    458,441   $  2,220,941

Operating Expense           6,542,887      1,977,970      8,673,359

Loss for the period      $ (4,780,387)  $ (1,519,529)  $ (6,452,418)
                         ------------   ------------   ------------
Loss per share           $      (1.32)  $      (6.72)  $     (16.28)
                         ------------   ------------   ------------

Deficit, beginning
 of the period           $ (1,672,031)  $   (152,502)

Loss for the period        (4,780,387)    (1,519,529)    (6,452,418)
                         ------------   ------------   ------------
Deficit,
 end of the period       $ (6,452,418)  $ (1,672,031)  $ (6,452,418)
                         ============   ============   ============


























         See accompanying notes to the financial statements

COi Solutions, Inc.
(A Development Stage Company)
Statement of Shareholders Equity
September 30

                                           Additional
                         Common Stock      Paid in                     Total
                      Shares     Amount    Capital     Deficit         Equals
Balance
 December 31, 1998    2,720,122  2,720     1,807,824   (1,672,031)     138,513

April 7, 1999
  share issue
  (Note 7a)           1,220,000  1,220     2,731,580                 2,732,800

April 8, share
 issue (Note 7b)        138,000    138       308,982                   309,120

Stock options
 issued per (Note 7c)                      2,005,000                 2,005,000

Loss for year ended
  September 30 1999                                    (4,780,387)  (4,780,387)
                      ---------   -----    ---------   ----------   ----------
Balance,
 September 30, 1999   4,078,122   4,078    6,853,386   (6,452,418)     405,046
































         See accompanying notes to the financial statements

COi Solutions, Inc.
(A Development Stage Company)
Balance Sheet
September 30

                                   Period ended   Year ended
                                   September 30,  December 31,
                                   1999           1998
Assets
Current
 Cash                              $    20,095    $         -
 Accounts receivable (less
  allowance for doubtful
  accounts 1999 1,230,000,
  1998 200,000)                         913,202        214,691
                                   ------------   ------------
                                   $    933,297   $    214,691
                                   ============   ============

Liabilities and Shareholders' Equity
Current
 Bank indebtedness                 $         -    $      6,612
 Accounts payable (Note 5)              336,000         27,315
 Due to directors (Note 6)               42,251         42,251
 Loan payable                           150,000             -
                                   ------------   ------------
                                        528,251         76,178
Shareholders' Equity
Capital Stock (Note 7)                    4,078          2,720
Additional paid in
 capital (Note 7)                     6,853,386      1,807,824
                                   ------------   ------------
                                      6,857,464      1,810,544
Deficit                              (6,452,418)    (1,672,031)
                                   ------------   ------------
                                        405,046        138,513
                                   ------------   ------------
                                   $    933,297   $    214,691
                                   ============   ============
















         See accompanying notes to the financial statements

COi Solutions, Inc.
(A Development Stage Company)
Statement of Cash Flows
Nine Months ended September 30

                                   Period ended   Year ended
                                   September 30,  December 31,
                                   1999           1998
Cash derived from

Operating
 Loss                              $ (4,780,387)  $ (1,519,529)
 Share compensation                   4,436,782      1,646,650
 Change in
  Accounts receivable                  (698,511)      (214,691)
  Accounts payable                      308,685         27,315
  Advances from shareholders                 -          23,851
                                                  ------------
                                       (733,431)       (36,404)

Financing
 Issue of common shares                 610,138          3,350
 Bank indebtedness                       (6,612)         6,612
 Loan Payable                           150,000             -
                                   ------------
                                        752,526          9,962
                                   ------------   ------------

Net Increase (decrease) in cash          20,095        (26,442)

Cash, beginning of period                    -              -

Cash end of period                 $     20,095   $
                                   ------------   ------------





















         See accompanying notes to the financial statements

COi Solutions, Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30 1999


1.  NATURE OF OPERATIONS

COI Solutions, Inc. (formerly Expedia Com Global, Inc.) was incorporated in Nevada August 1, 1997. The company builds Internet-based business solutions for global organizations using a 'community of interest' model. This model provides electronic tools and creative business networking solutions that allow large complex organizations to operate in a fully integrated manner with its clients and suppliers in both real and non-real time, no matter where they are in the world. The Company had an operational project in Florida. With the suspension of the World Telehealth project, this office has been closed. The Company is currently assessing the project office location for the New York based Telemedica Group project.

COi Solutions, Inc. is in the development stage and the accompanying financial statements represent those of a development stage enterprise, and therefore, is subject to the usual business risks of development stage companies.

The Company has sustained large accumulated losses since its inception mainly due to capital stock being issued to providers of services at a consideration below the current market price.

Management plans for the future to limit future losses is as follows:

1. To not issue a large number of shares at a consideration below the current market price.

2. To continue to control overhead expenses and ensure that all contract services provided to the Company are charged directly to, and billed to, specific contracts.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICies

Accounting principles

The Company's accounting and reporting policies conform to generally accepted accounting principles and industry practice in the United States.

Use of estimates

In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported in the financial statements and accompanying notes to the financial statements. Actual results may differ from those estimates.

Fair value of financial statements

The Company's estimate of the fair value of cash, receivables, payables and accruals approximate the carrying value.

COi Solutions, Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30 1999

Revenue recognition

Consulting revenue is based on fixed term contracts plus expenses. Revenue is recognized on a straight line basis over the term of the contract which correlates to the anticipated schedule for delivery of services under the contract. Contract progress is monitored and revenue recognition is modified for unanticipated disruptions in delivery of the contracted services. Net revenue recognized plus expenses is limited to the amount of capital raised for the customer in accordance with the contract.

Income Taxes

The Company accounts for its income taxes under the liability method specified by Statement of Financial Accounting Standards (SFAS) No 109. Accounting for Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

3.   INCOME TAXES

The reconciliation of the statutory federal rate to the Company's effective income tax is as follows:

                                        1999           1998
Statutory tax (benefit) provision       $ (2,103,370)  $ (668,592)

Non-deductible expense                     1,952,184      724,526

Tax benefit realized on tax carryforward                  (48,270)

Other                                                      (7,664)

Increase in valuation allowance              151,186
                                        ------------   ----------
                                        $         -    $       -
                                        ------------   ----------

Under SAFS No. 109, Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates.

COi Solutions, Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30 1999

The tax effect of temporary differences that give rise to deferred income taxes is as follows:

                                        1999           1998
     Deferred tax assets
      Net operating loss carryforwards     162,354        11,168
      Valuation allowance                 (162,354)      (11,168)
                                        ----------     ---------
                                        $       -      $      -
                                        ----------     ---------

At September 30, 1999 the Company had approximately $369,000 of net operating loss carryforwards which expire as follows:

                                        Carryforwards
               Year                     Amount

               2012                     $  25,000

               2019                     $ 344,000

4.  REVENUE

The company currently has two major customers with multiple contracts with each. The contract with World Telehealth is due to expire in December, 1999 but was suspended in August, 1999 resulting in a dispute between the parties. This dispute has not been resolved. The contract with The TeleMedica Group has a value of $500,000 beginning in September, 1999 with a nine month duration.


5.  ACCOUNTS PAYABLE

Accounts payable includes consulting fees payable to the officers, other outside contracts as a result of the World Telehealth contract and a contract settlement to Penta Deltex.

6.  DIRECTORS ADVANCES

The Directors have advanced funds for operating expenses amounting to $42,251. The loans are interest free and it is expected they will be repaid within one year.

7.  CAPITAL STOCK AND PAID IN CAPITAL.

a. On April 7 1999, pursuant to Regulation D, Rule 504, a resolution was passed to issue 1,220,000 common shares with a market value of $2,732,800 (1,220,000 x $2.24). The shares have been issued for a cash consideration of $610,000 and the balance of $2,122,800 has been charged as consulting fees and the statement of loss and deficit and credited to additional paid up capital.

COi Solutions, Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30 1999

b. On April 8 1999, a resolution was passed to issue 138,000 common shares with a market value of $309,120 (168 x $2.24) for services rendered to the company. The shares have been issued for a cash consideration of $0.001 per share and the balance of $308,982 has been charged as consulting fees in the statement of loss and deficit and credited to additional paid in capital.

c. On January 6 1999, a Nonqualifying Stock Option Plan was approved for the Company. The total number of shares of the Company available for grants of stock options under the plan is 5,000,000 common shares. As of June 30, 1999, 2,105,000 options have been granted. No options have been exercised for conversion to shares.


Summary of stock and paid up capital

                                                       Additional
                              Number of      Issued    Paid in
                              Shares         Value     Value
Balance December 31, 1997        18,497         18       160,526

Shares issued August 19, 1998     1,625          2       974,948

Shares issued
 December 31, 1998            1,200,000      1,200       298,800

Shares issued
 December 31, 1998            1,500,000      1,500       373,500
                              ----------     -----     ---------

Balance December 31,1998      2,720,122      2,720     1,807,824

Shares issued April 7, 1999   1,220,000      1,220     2,731,580

Shares issued April 8, 1999     138,000        138       308,982
                              ---------      -----     ---------
                              4,078,122      4,078     4,848,386

Stock Options Issued                                   2,005,000
                              ---------      -----     ---------
                              4,078,122      4,078     6,853,386

8.  SUMMARY OF STOCK OPTIONS

The market value of the options issued in excess of the exercise price at the date the option was issued amounts to $2,005,000. This amount has been charged as a remuneration expense in the statement of loss and deficit and credited to additional paid up capital.

COi Solutions, Inc.
(A Development Stage Company)
Notes to the Financial Statements
September 30 1999

Date of Option Grant

                         Exercise  Market    Expiry    Remuneration
               Options   price     price     date      expense
March 9, 1999
 (Employee)    1,500,000 $ 0.50    $ 1.50    12/31/01  $ 1,500,000

March 9, 1999
 (Service)        30,000   0.50      1.50    12/31/01       30,000

March 9, 1999
 (Service)       475,000   0.50      1.50    12/31/02      475,000

April 9, 1999
 (Service)        10,000   2.00      1.87    12/31/01           -

April 9, 1999
 (Service)        90,000   2.00      1.87    12/31/02           -
               ---------                               -----------
Totals         2,105,000                               $ 2,005,000

9.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure, which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those relating to the efforts of customers, suppliers, or other third parties will be fully resolved.

10.  COMMITMENT

The Company signed an agreement with its investor relations firm that 500,000 common shares would be issued to them as a commission if certain conditions were met on a specific contract. To date no shares of this commitment have been issued.

                              PART III

ITEM 1.   INDEX TO EXHIBITS

     The following exhibits required by Item 601 of Regulation S-B are filed herewith:

Exhibit
Number    Description

3.1*      Initial Articles of Incorporation, as filed August 1, 1997.

3.2*      Bylaws.

3.3* Articles of Amendment to the Articles of Incorporation, as filed on August 23, 1997.

3.4* Articles of Amendment to the Articles of Incorporation, as filed on November 20, 1998.

10.1* Associate Agreement between World Telehealth Corporation and the Company.

10.2* Management Agreement between World Telehealth Corporation and the Company.

10.3* Addendum Agreement between World Telehealth Corporation and the Company.

10.4*     Associate Agreement between TeleMedica Group and the Company.

10.5      Agreement with BNT, Inc.

27.2      Financial Data Schedule.

99.1*     Gary W. Evans Employment Agreement.

99.2*     Robert G. Jones Employment Agreement.

99.3*     Robert W. Wilder Employment Agreement.

99.4*     Consulting Agreement with Lexxus Capital Corp.

99.5*     1999 Non-Qualified Stock Option Plan.

99.6*     1999 Qualified Stock Option Plan.

*    Previously filed.

                             SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this signature page to be signed on its behalf by the undersigned, thereunto duly authorized.

                              COI SOLUTIONS, INC.



                              By:  /s/ Robert G. Jones
                                   Robert G. Jones, President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Name                Title                         Date


/s/ Robert G. Jones President and a member        February 22, 2000
Robert G. Jones     of the Board of Directors



/s/ Gary W. Evans   Vice President, Secretary     February 22, 2000
Gary W. Evans       Treasurer and a member of
                    of the Board of Directors


/s/Robert W. Wilder Chief Executive Officer       February 22, 2000
Robert W. Wilder    and a member of the
                    Board of Directors